Exhibit 99.1
Investor contacts:  Jérôme Arnaud
+33 (0) 6 07 35 80 87
+1 (408) 991-7103
jarnaud@ilog.com

Bernard Compagnon
Gavin Anderson & Company
+44 20 7554 1400 (London)

Press contact:	Susan Peters, ILOG
+1 (408) 991-7109
speters@ilog.com

ILOG ANNOUNCES 2008 FIRST QUARTER RESULTS

PARIS, France and SUNNYVALE, Calif. – October 31, 2007 – ILOG® (NASDAQ: ILOG; Euronext: ILO, ISIN: FR0004042364) today announced results for the first quarter of fiscal 2008, ended September 30, 2007. Revenues for the quarter were $40.8 million compared with $35.8 for the first quarter last year. Diluted loss per share for the first quarter was $0.14 compared with earnings per share of $0.07 in last year’s first quarter.

“ILOG’s 14% year-over-year revenue growth is noteworthy, but the year over year 6% drop in license sales had an immediate impact on our profitability this quarter. The summer credit crisis led many of our banking customers to postpone investment decisions. Maintenance and consulting revenues, on the other hand, grew very well. Further, as many of the delayed opportunities have matured, we enter the current quarter with a solid sales pipeline. The strong Euro also hindered our profitability in the quarter, but contributed to the strengthening of our cash position to $62 million,” said ILOG Chairman and CEO, Pierre Haren. “While our costs were on target, we are taking further steps to reduce their growth in order to maintain our fiscal year guidance.”

Haren added, “I’m very encouraged by customer response to the latest versions of our products released in the September quarter such as a JRules™ 6.6 trial that we believe will accelerate the penetration of our business rule management systems (BRMS) within Global 2000 corporations and with systems integrators, and the recent release of CPLEX® 11 with a significant performance increase.”

Other product-related events are expected to create new business opportunities for ILOG in the coming quarters. The Company recently entered into a reseller agreement with Adobe for ILOG Elixir®, a new add-on graphics toolkit developed specifically for Adobe’s next-generation Flex platform that capitalizes on market demand for rich Internet applications.

ILOG was also just added to Microsoft’s exclusive list of Global ISV partners, which will increase support and partnering opportunities connected with Microsoft’s Office business applications strategy.

Revenue Trends
While license growth across all geographies and product lines was weaker compared with the same quarter last year, consulting revenues grew 38% and maintenance revenues grew 24% as a result of the large installed base, driving revenue growth in the Americas and Europe at 13%

and 23%, respectively.  Asia revenues were down 11%; however, the well-attended ILOG Asia Pacific User Conference held in August in Singapore demonstrated growing interest in and support for ILOG’s products in the region.

License and maintenance revenues for BRMS products grew a modest 3% and were characterized by smaller deals and some delayed purchases. Notable BRMS deals in the quarter included a U.S.-based global logistics company, which will use ILOG JRules as part of a legacy modernization project, and the largest Dutch civil servant pension fund for a retirement computation application.

Optimization product revenues, which include ILOG’s vertical applications business, grew 9% due to high-profile deals with Airbus for a custom planning and scheduling application connected with the new Airbus 380 aircraft and with a soft drink’s Mexican distributor for supply chain network design and inventory optimization applications. Other optimization revenues included royalty proceeds from supply chain ISV partners.

Highlights for visualization revenues, which grew 6% in the first quarter, included the renewal of a large OEM deal with Oracle for ILOG JViews®. The product line also continued to benefit from the increasing adoption of Ajax as a key technology enabler for Web 2.0 and “mashups” of Web content.

Business Outlook
“Having fallen short of the license growth we had hoped for this quarter will make reaching our full-year guidance more challenging.  Nonetheless, we stand behind our target of in excess of 20% full year revenue growth, along with our U.S. GAAP operating profit to over $10 million, assuming average euro-dollar exchange rate of 1.35 to 1.40 for the year,” said Haren.

Conference Call
ILOG management will be hosting a conference call today at 11 a.m. Eastern Time or 4 p.m. Central European Time to discuss its first quarter results. To listen, please visit http://www.ilog.com/corporate/investor and utilize the WebCast link. To participate, please contact Gavin Anderson at +44 20 7554 1400. A replay of the call will be available later.

About ILOG
ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 3,000 corporations and more than 465 leading software vendors rely on ILOG's market-leading business rule management systems (BRMS), supply chain planning and scheduling applications as well as its optimization and visualization software components, to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. ILOG was founded in 1987 and employs more than 860 people worldwide. For more information, please visit http://www.ilog.com.

Forward-looking Information

Many of the statements included in this release, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of us, constitute or are based on forward looking statements within the meaning of the United States Securities laws. All statements other than statements of historical facts, including, among others, statements regarding the implementation of the Company’s business strategy, trends in the software industry, the Company’s financial outlook, liquidity and working capital, the creation of co-selling and co-marketing relationships and strategic alliances, the increased penetration of the

Company’s existing customers, the sale of the Company’s service packages, the market risks associated with exchange rates, changes in the balance of the classes of the Company’s business and other statements relating to the Company’s plans, objectives, expectations, intentions, future business development and economic performance are or may be forward looking. In addition to statements that are forward-looking by reason of context, other forward-looking statements generally may be identified by the use of words such as “may”, “will”, “should”, “expect”, “estimate”, “anticipate”, “intend”, “plan”, “believe”, “continue”, “outlook”, “judgment”, “predict” or other similar expressions, although the absence of such words does not necessarily mean that a statement is not forward-looking. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause the Company’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the sections entitled “Item 3. Key Information – Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” including quarterly fluctuations in our operating results and the price of our Shares or ADSs, factors adversely affecting any one of our three product lines, the need to have sufficient consultants available to staff an unpredictable demand for our consulting services, lost revenues due to consultants with specialized technical expertise occupied on competing consulting engagements, our investments in vertical products which carry high implementation costs that we discount in order to promote customer purchases, intense competition and consolidation in our industry, the extended length and variability of our sales cycle and concentration of transactions in the final weeks of a quarter, which could result in substantial fluctuations in operating results and may prevent accurate forecasting of financial results, the increasing number of consulting engagements, which are exposed to greater risk of non-payment; our dependence on certain major independent software vendors, changing market and technological requirements, our ability to provide professional services activities that satisfy customer expectations, the impact of currency fluctuations on our profitability, changes in tax laws or an adverse tax audit, errors in our software products, the loss of key personnel, logistical difficulties, cultural differences, product localization costs, import and tariff restrictions, adverse foreign tax consequences and fluctuations in currencies resulting from our global operations, the impact of intellectual property infringement disputes, our heavy dependence on our proprietary technology, risks related to consummation and integration of acquisitions and minority investments, the incurrence of debt and contingent liabilities and write-off of expenses resulting from acquisitions or minority investments, the impact of dilutive share issuances, the limitations imposed by French law or our by-laws that may prevent or delay an acquisition by ILOG using its Shares, changes in accounting principles that could affect our operating profits and reported results, and other matters not yet known to us or not currently considered material by us. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. Unless required by law, ILOG undertakes no obligation to revise these forward-looking statements to reflect new information or events, circumstances, changes in our expectations or otherwise that arise after the date hereof. Readers should carefully review the events and other matters described in other documents we file or submit from time to time with the United States Securities and Exchange Commission (the “SEC”), including reports on Form 6-K submitted by us.

ILOG S.A.
Consolidated Income Statements (unaudited)
In USGAAP in thousands of U.S. dollars and thousands of shares, except per share data
(figures in italics are in euros and IFRS)

	Three Months Ended
	September 30	September 30	September 30
	2007	2006	2007
	(In thousands, except for per share data)
Revenues:
License fees	$15,275	$16,192	€11,063
Maintenance	12,905	10,418	9,389
Professional services	12,655	9,160	9,187
Total revenues	40,835	35,770	29,639

Cost of revenues:
License fees	339	230	247
Maintenance	1,203	1,237	870
Professional services	10,558	7,037	7,652
Total cost of revenues	12,100	8,504	8,769

Gross profit	28,735	27,266	20,870

Operating expenses:
Marketing and selling	16,422	14,029	11,873
Research and development	9,727	7,528	7,017
General and administrative	5,657	4,680	4,032
Total operating expenses	31,806	26,237	22,922

Income (loss) from operations	(3,071)	1,029	(2,052)
Net interest income (loss) and other	609	578	423
Income (loss) before taxation	(2,462)	1,607	(1,629)
Income taxes expense (income)	149	360	108
Net income (loss) of fully consolidated subsidiaries	(2,611)	1,247	(1,737)
Equity in earnings of affiliates	43	-	31
Net income (loss)	$(2,568)	$1,247	€(1,706)

Earnings per share
- Basic	$(0.14)	$0.07	€(0.09)
- Diluted	$(0.14)	$0.07	€(0.09)

Share and share equivalents used in per share calculations
- Basic	18,539	18,061	18,539
- Diluted	18,447	18,406	18,482

ILOG S.A.
Condensed Consolidated Balance Sheets (unaudited)
In thousands of U.S. dollars
 (figures in italics are in euros and IFRS)

	September 30	June 30	September 30
	2007	2007	2007
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$61,840	$46,040	€43,928
Short-term investments	20	8,616	-
Accounts receivable	33,492	42,161	23,621
Other receivables and prepaid expenses	13,545	12,873	8,207
Total current assets	108,897	109,690	75,756

Long-term assets:
Tangible and intangible assets - net	16,447	16,480	11,599
Other long-term assets	18,240	18,958	15,570
Total long-term assets	34,687	35,438	27,169

Total assets	$143,584	$145,128	€102,925

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and other current liabilities	$28,095	$28,465	€19,814
Current portion of capital lease obligations	159	206	112
Deferred revenue	29,964	32,884	21,137
Total current liabilities	58,218	61,555	41,063

Long-term liabilities:
Long-term portion of capital lease obligations	2	17	1
Other long-term liabilities	2,523	2,536	1,774
Total long-term liabilities	2,525	2,553	1,775
Total liabilities	60,743	64,108	42,838

Shareholders' equity:
Paid-in capital	100,704	98,962	51,724
Treasury stock	(8,905)	(8,511)	(7,238)
Accumulated deficit and other comprehensive income	(8,958)	(9,431)	15,601
Total shareholders' equity	82,841	81,020	60,087

Total liabilities and shareholders' equity	$143,584	$145,128	€102,925

ILOG S.A.
Condensed Consolidated Statements of Cash Flow (unaudited)
In thousands of U.S. dollars
 (figures in italics are in euros and IFRS)

	Three Months Ended
	September 30	September 30	September 30
	2007	2006	2007
	(In thousands)
Cash flows from operating activities:
Net Income (loss)	$(2,568)	$1,247	€(1,706)
Depreciation and amortization	586	598	429
Share-based compensation	742	328	357
Deferred income taxes	80	220	61
Unrealized gain (loss) on derivative instruments	54	33	40
Result or depreciation of equity in affiliates	(43)	-	(31)
Change in working capital	6,166	(2,148)	4,547
Net cash provided by operating activities	5,017	278	3,697

Cash flows from investing activities:
Acquisition of fixed assets and business	(911)	(497)	(660)
Sale (Purchase) of short term investments, net	8,731	(308)	-
Net cash used in (provided by) investing activities	7,820	(805)	(660)

Cash flows from financing activities:
Repayment of capital lease obligations	(72)	(99)	(52)
Cash proceeds from issuance of shares	1,000	692	732
Purchase of treasury stock	(394)	(477)	(327)
Net cash provided by financing activities	$534	$116	€353

Impact of exchange rate changes on cash and cash equivalents	2,429	(194)	(243)

Net increase (decrease) in cash, cash equivalents	15,800	(605)	3,147
Cash and cash equivalents, beginning of period	46,040	61,442	40,781
Cash and cash equivalents, end of period	$61,840	$60,837	€43,928

Discussion of Income Statement for the Quarter Ended September 30, 2007

Revenues and Gross Margin

Revenues in the quarter increased to $40.8 million from $35.8 million, or by 14%, compared to the same quarter in the previous year. Because of a stronger euro, at an average exchange rate of €1 = $1.37 compared to €1 = $1.27 in the same quarter last year, revenues expressed at prior year constant currency rates increased by a lower percentage of 10%.

Revenues by region were as follows (in thousands):

	Three Months Ended
	September 30	September 30	Change
	2007	2006	As Reported	Constant $
North America	$19,922	$17,682	13%	13%
Europe	17,279	13,997	23%	14%
Asia Pacific	3,634	4,091	-11%	-15%
Total revenues	$40,835	$35,770	14%	10%

The revenue growth in the U.S. and in Europe was driven by a significant increase of professional services and maintenance revenues, largely offsetting the decrease in license revenues. In Asia, professional services revenues did not match expectations and overall revenue declined.

License revenue decreased by 6% compared to the same quarter last year as a result of the summer credit crisis that led to the postponement of investment decisions by our customers especially in the banking sector. Maintenance revenues grew 24% in the quarter compared to the same quarter last year. This increase is the result of the ILOG’s growing installed base, and a very good rate of customer contract renewal.

Professional services revenues continued to grow, posting an increase of 38% in the quarter compared to the same quarter last year. This increase is mainly the result of BRMS implementations across geographies and continued support for existing ILOG customers. Related gross margin for the quarter is 17% compared to 23% in the same period in the preceding year due to a temporarily lower utilization of ILOG consultants especially in Asia and for supply chain applications.

Operating Expenses

The 21% increase in operating expenses over the same quarter last year is in line with management forecast, and is primarily due to the addition of LogicTools, as well as additional hiring in China and consulting staff, salary increases that were applied in the second quarter of last year, and also the stronger euro that mainly affects our French-based research and development activities.

On September 30, 2007, the Company had 864 employees, compared to 747 one year earlier. This increase is mainly due to the addition of LogicTools with 43 employees and the hiring in China of 46 people for the Shanghai Development Center specialized in consulting and pre-sales activities. The other hires are mainly consultants.

Income Taxes

The income tax expense amounted to $0.1 million compared to $0.4 million, year over year as a result of the loss of the quarter.

Balance Sheet and Cash Flow Discussion

Including short-term investments, ILOG’s cash position totaled $61.9 million at September 30, 2007, up from $54.7 million on June 30, 2007. Operating activities generated $5.0 million as a result of collection of accounts receivables recorded during the strong June quarter and despite the loss for the quarter. Investing activities for the quarter, excluding short-term investments in cash, amounted to $0.9 million of IT equipment purchases. Cash provided by financing activities netted $0.5 million and included the acquisition of treasury stocks in the amount of $0.4 million offset by proceeds from issuance of shares under exercise of stock options in the amount of $1.0 million. Accounts receivable as of September 30, 2007 were stable at 76 days sales outstanding compared to June 30, 2007.

As of September 30, 2007, shareholders’ equity was $82.8 million, an increase of $1.8 million from $81.0 million at June 30, 2007, mainly as a result of the impact of the stronger euro on currency translation adjustments as well as issuance of shares in the quarter and despite the loss for the quarter. On September 30, 2007, the Company had 19,194,098 shares issued and outstanding, compared to 19,062,464 at June 30, 2007, due to the exercise of 131,634 stock options and warrants.

Accounting Principles

The Company’s financial statements in U.S. dollars are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Figures presented in euros have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Constant Exchange Rates

Where constant exchange rates are referred to in the above discussion, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior year's exchange rates, rather than the exchange rates for the current period. This information is provided in order to assess how the underlying business performed before taking into account currency exchange fluctuations.

Press Release for French Shareholders

A translation of this press release in the French language is also available.

ILOG and LogicTools are registered trademarks of ILOG. ILOG JViews, ILOG Elixir, LogicNet Plus, ILOG JRules and CPLEX are trademarks of ILOG S.A. and ILOG, Inc.  All other trademarks referenced herein are the trademarks or registered trademarks of their respective owners.